PGIM Funds

655 Broad Street

Newark, New Jersey 07102

August 20, 2025

VIA EDGAR SUBMISSION

Ms. Christina Fettig

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: PGIM Mutual Funds

Dear Ms. Fettig:

On July 31, 2025, you provided comments to the undersigned relating to the review by the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) of certain web pages, shareholder reports and registration statement filings for various series of investment company registrants, which are collectively known as the PGIM Funds (each of which may be referred to as a “Fund” and collectively as the “Funds”). The specific Funds covered by the Staff’s review are listed in Exhibit A to this letter.

This letter responds to your comments. For your convenience and reference, I have summarized the comments in this letter and provided the Funds’ response below each such comment.

1.Comment: On the PGIM Fund Documents web page, please remove the “Money Market” designation under PGIM Core Ultra Short Bond Fund.

Response: The Fund will update this disclosure accordingly.

2.Comment: On the PGIM Government Money Market Fund and PGIM Core Government Money Market Fund web pages, please update the “10% Daily Requirement” in the legend under the Daily Liquid Assets charts to read “25% Daily requirement,” and please update the “30% Weekly Requirement” in the legend under the Weekly Liquid Assets charts to read “50% Daily requirement.”

Response: The Funds will update this disclosure accordingly.

3.Comment: Going forward please include a brief description of any investments categorized as “Other Instrument” in the monthly portfolio holdings of money market funds.

Response: The monthly portfolio holdings of money market funds will include a brief description of any investments categorized as “Other Instrument” going forward.

4.Comment: PGIM Investments LLC is identified in the Notes to Financial Statements of the Funds’

Form N-CSR as the Funds’ chief operating decision maker (“CODM”). Please explain how all personnel of PGIM Investments LLC are considered a group for purpose of the CODM definition. Alternatively, please identify an individual or a more specific group within PGIM Investments LLC as the CODM in future filings.

Response: In future filings the Funds will identify a more specific group within PGIM Investments LLC, or an individual, as the CODM.

5.Comment: Please explain whether a collateralized loan obligation-specific risk should be included in the Summary Prospectus of the PGIM Securitized Credit Fund.

Response: The Fund will consider the Staff’s comment, and based on investment exposures and expectations going forward, the Fund may include disclosure around collateralized loan obligations in the Principal Risks section of its Summary Prospectus at the time of the Fund’s next annual update to its registration statement.

6.Comment: The fee tables of each of the Retirement Spending Funds include a footnote indicating that “other expenses have been updated from the most recent annual report to reflect current expenses.” Please explain in correspondence the nature of these updates.

Response: Offering costs paid in connection with the initial offering of shares of the Fund are non- recurring expenses and as such were excluded from other expenses.

7.Comment: Please confirm whether the footnote to the PGIM Securitized Credit Fund’s fee table indicating that “other expenses have been updated from the most recent annual report to reflect current expenses” is accurate.

Response: This footnote was included in error. In future filings, it will be updated as appropriate.

If you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Staff’s review, please contact me at 973-716-6422 or patrick.mcguinness@prudential.com .  Thank you for your consideration and assistance in this matter.

Sincerely yours,

/s/ Patrick McGuinness Patrick McGuinness Director, Corporate Counsel

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Exhibit A

File #	Registrant Name	Series Name	FYE
Reviewed
811-08565	PRUDENTIAL INVESTMENT	PGIM CONSERVATIVE RETIREMENT	3/31/2025
	PORTFOLIOS 12	SPENDING FUND
811-08565	PRUDENTIAL INVESTMENT	PGIM ENHANCED RETIREMENT	3/31/2025
	PORTFOLIOS 12	SPENDING FUND
811-08565	PRUDENTIAL INVESTMENT	PGIM MODERATE RETIREMENT	3/31/2025
	PORTFOLIOS 12	SPENDING FUND
811-08565	PRUDENTIAL INVESTMENT	PGIM SHORT DURATION MUNI	3/31/2025
	PORTFOLIOS 12	FUND
811-08565	PRUDENTIAL INVESTMENT	PGIM US REAL ESTATE FUND	3/31/2025
PORTFOLIOS 12
811-09999	PRUDENTIAL INVESTMENT	PGIM CORE ULTRA SHORT BOND	1/31/2025
	PORTFOLIOS 2	FUND
811-09999	PRUDENTIAL INVESTMENT	PGIM INSTITUTIONAL MONEY	1/31/2025
	PORTFOLIOS 2	MARKET FUND
811-09805	PRUDENTIAL INVESTMENT	PGIM JENNISON FOCUSED GROWTH	2/28/2025
	PORTFOLIOS 3	FUND
811-09805	PRUDENTIAL INVESTMENT	PGIM QUANT SOLUTIONS LARGE-	2/28/2025
	PORTFOLIOS 3	CAP VALUE FUND
811-09805	PRUDENTIAL INVESTMENT	PGIM STRATEGIC BOND FUND	2/28/2025
PORTFOLIOS 3
811-04930	PRUDENTIAL INVESTMENT	PGIM MUNI HIGH INCOME FUND	8/31/2024
PORTFOLIOS 4
811-06677	PRUDENTIAL INVESTMENT	PGIM QUANT SOLUTIONS LARGE-	9/30/2024
	PORTFOLIOS 8	CAP INDEX FUND
811-06677	PRUDENTIAL INVESTMENT	PGIM SECURITIZED CREDIT FUND	9/30/2024
PORTFOLIOS 8
811-03712	PRUDENTIAL INVESTMENT	PGIM FLOATING RATE INCOME	2/28/2025
	PORTFOLIOS, INC. 14	FUND
811-03712	PRUDENTIAL INVESTMENT	PGIM GOVERNMENT INCOME FUND	2/28/2025
PORTFOLIOS, INC. 14

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